Mail Stop 4561

November 19, 2008

Mr. Michael S. Smith
President
Infinite Group, Inc.
60 Office Park Way
Pittsford, NY 14534

> **Re: Infinite Group, Inc.**
> **Form 10-KSB For the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-21816**

Dear Mr. Smith:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Year Ended December 31, 2007

Management's Discussion and Analysis or Plan of Operations

Stock-Based Compensation, pages 31 and 32

1. We believe the non-GAAP operating statement columnar format appearing on page 32 may create the unwarranted impression to investors that the non-GAAP

operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8. We have similar concerns with equivalent presentations in each of your quarterly reports on Form 10-Q.

2.   Pro forma terminology has very specific meaning in accounting literature. Such terminology applies to certain disclosures required by GAAP and by Article 11 of Regulation S-X. Please omit the pro forma terminology when referring to your non-GAAP information or tell us why you believe your use of this term is appropriate.

Note 3 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition

3.   Describe how you measure the amount of consulting revenue recognized as earned. Indicate the methodology utilized to measure revenue and explain why this methodology is an appropriate allocation of revenue earned during a reporting period. Also, describe how you evaluate the criteria outlined in SAB Topic 13(A)1 before recognizing revenue. Please provide a revised disclosure to be included in future filings.

Note 10 – Employee Pension and Profit-Sharing Plans, page F-23

4.   Describe the impacts of adopting SFAS 158 on your accounting and disclosures for your defined benefit plan. For example, we note that SFAS 158 eliminated the notion of a minimum pension liability, however, you continue to present such a balance. Also, certain disclosures outlined in SFAS 132R appear to be absent (i.e., paragraph 5(e)). Please advise.

Controls and Procedures, pages 36 and 37

(a) Evaluation of Disclosure Controls and Procedures

5.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives

of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

(c) Changes in Internal Control over Financial Reporting

6.   We note your statement that there were no changes in your internal controls over financial reporting that occurred during the period covered by your report that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. You then describe the engagement of an independent consultant that appears to contradict your previous statement. Please revise to clearly state whether there were or were not such changes. You should not, however, retain the conclusion in your current disclosure, which appears to state that there were no changes except to the extent that there were changes.

*   *   *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief